Exhibit 99.1

IAMGOLD provides exploration update on its wholly-owned Pitangui Project, Brazil

TSX: IMG    NYSE: IAG

All monetary figures are expressed in U.S. dollars.

TORONTO, June 23, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from ongoing exploration activities at the Company's 100%-owned Pitangui gold project located approximately 110 kilometres northwest of Belo Horizonte, the capital city of Minas Gerais State, Brazil. The project comprises 180.3 square kilometres of exploration licenses covering the Archean Pitangui greenstone belt where an estimated inferred resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces was recently reported for the São Sebastião discovery (see news release dated April 9, 2014).

Assay results have been received for a further 27 diamond drillholes totalling 9,971 metres completed on the Pitangui project subsequent to the effective date of the maiden resource estimate described above. The 2014 diamond drilling program continues to confirm continuity of mineralization within the current São Sebastião resource area and has also returned significant intersections from projected strike and plunge extensions of known mineralized zones to expand the potential limits of the deposit.

The drilling results are provided in Table 1 below, and include the following highlights:

•	Drillhole FJG-073: 4.9 metres grading 10.16 g/t gold
•	Drillhole FJG-075: 8.9 metres grading 5.83 g/t gold
•	Drillhole FJG-076: 6.3 metres grading 7.12 g/t gold 13.3 metres grading 4.71 g/t gold
•	Drillhole FJG-078: 7.5 metres grading 9.73 g/t gold 4.5 metres grading 9.59 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "As hoped, the infill delineation drilling program targeting the core area of the Biquinho Zone is confirming continuity of the zone and is intersecting good thicknesses of higher grade mineralization.  In addition, the Pimentao Zone located approximately 120 metres below the Biquinho Zone, has also returned some encouraging results which have potential to expand the current resources."

Gold mineralization at the Pitangui project is hosted by a series of parallel and complexly folded horizons of banded iron formation ('BIF') that are separated by mafic volcanic and minor sedimentary units within the lower greenstone belt stratigraphy. Within the iron formations, gold mineralization is associated with sulphide replacement of primary magnetite bands, characterized by the presence of pyrrhotite and lesser amounts of arsenopyrite, pyrite, and chalcopyrite. Several active mining operations in the Brazilian Iron Quadrangle exploit gold deposits of a comparable age, host rock type and mineralization style. Examples include AngloGold Ashanti's Cuiabá and Lamego deposits. These deposits typically comprise multiple mineralized shoots with high plunge to strike-length ratios, a result of complex structural controls on gold distribution.

A significant proportion of the current São Sebastião resource estimate is derived from one shallowly plunging mineralized horizon ('Biquinho Zone'). However, several of the assay results reported herein were returned from a structurally thickened section of the 'Pimentao Zone', such as the results for drill holes FJG-076, FJG-078 and FJG-081 shown on Table 1 (attached). The new high-grade intersections within the core area of the Biquinho zone as well as the discovery of new high-grade areas within the other known zones, such as Pimentao, are key to achieving significant resource growth on the Pitangui project, and are principal objectives of the 2014 exploration campaign.

Next Steps

Two drill rigs are currently in operation at the São Sebastião deposit with the objectives to: 1) increase the confidence in and expand the currently identified resources within the Biquinho Zone on a 50 x 50 metre infill drill program, and 2) extend the limits of the mineralization and identify additional higher-grade and structurally thickened shoots within the mineralized footprint. The location of completed and planned drillholes is illustrated on Figure 1 (attached).

On the remainder of the Pitangui property, geochemical sampling and geophysical (including airborne electromagnetic) surveys are planned or are in progress with the objective to identify new target areas within the host BIF sequence. A third drill rig has been mobilized to site to commence testing priority exploration targets.

Technical Information and Quality Control Notes

The Pitangui project drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and analysis of drill core is monitored through the implementation of a quality assurance - quality control program designed to follow industry best practice. Drill core (HQ and NQ size) samples were selected by IAMGOLD geologists and cut lengthwise with a diamond saw at the project site. Half of the core is retained on site for future reference. Sample intervals range between 0.4 and 1.0 metres in length. Samples were prepared at the ACME Analytical Laboratory in Vespasiano, Brazil, shipped to ACME Analytical Laboratory in Vancouver, Canada (by ACME) and assayed for gold using a standard fire assay procedure and an atomic absorption finish (ACME codes G601 and G610).

Qualified Persons

The information in this news release was prepared under the supervision of Jamie Rogers, P.Geo., Chief Geologist for IAMGOLD. Dr. Rogers is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 1: Pitangui Project Drilling Results
Hole#	Córrego Alegre UTM, Zone 23S			AZ	DIP	ZONE	From	To	Length	Gold
	Easting	Northing	Elevation				(m)	(m)	(m)	(g/t)
FJG-056	534038	7817827	791.1	225	-60	Biquinho	119.3	125.6	6.3	1.14
FJG-057	534068	7818138	777.3	225	-50	Biquinho	211.7	221.6	9.9	3.10
Including							213.3	216.4	3.1	6.03
FJG-058	533988	7817763	797.1	225	-60		No significant result
FJG-059	533843	7818331	810.1	225	-60		No significant result
FJG-060	533913	7817801	786.5	225	-60	Biquinho	120.0	122.4	2.4	3.44
FJG-061	534308	7818217	773.5	225	-60		No significant result
FJG-062	533775	7818395	824.9	225	-60		No significant result
FJG-063	534475	7818112	785.4	225	-60		No significant result
FJG-064	533774	7818255	794.7	225	-60		No significant result
FJG-065	534525	7818007	796.3	225	-60		No significant result
FJG-066	533920	7818540	831.1	225	-60		No significant result
FJG-067	534433	7817913	809.2	225	-65		No significant result
FJG-068	533846	7817715	768.7	225	-60		No significant result
FJG-069	533705	7818467	839.3	225	-60	Biquinho	430.0	432.5	2.5	3.20
FJG-070	533772	7817796	769.9	225	-60		No significant result
FJG-071	533919	7817898	768.8	225	-60	Biquinho	135.9	147.1	11.2	3.60
Including							135.9	139.5	3.6	7.72
FJG-072	533651	7818545	851.2	225	-60		No significant result
FJG-073	534103	7817916	788.6	225	-60	Biquinho	135.7	140.6	4.9	10.16
FJG-074	533777	7818536	839.5	225	-60	Biquinho	451.0	453.0	2.0	2.70
FJG-075	534167	7817846	811.0	225	-60	Biquinho	131.9	140.8	8.9	5.83
Including							136.5	140.8	4.3	6.93
FJG-076	534297	7817855	819.7	225	-60	Biquinho	89.1	95.4	6.3	7.12
Including							92.7	95.4	2.7	11.16
						Pimentão	223.4	236.7	13.3	4.71
Including							232.6	236.2	3.6	14.25
FJG-077	533627	7818394	838.5	225	-60		No significant result
FJG-078	534293	7817852	819.7	170	-55	Biquinho	83.2	90.7	7.5	9.73
						Upper Pimentão	182.3	189.5	7.2	1.93
Including							184.0	186.1	2.1	4.43
						Lower Pimentão	219.9	224.4	4.5	9.59
FJG-079	534341	7818039	794.1	225	-60		No significant result
FJG-080	533848	7818605	839.7	225	-60		No significant result
FJG-081	534249	7817805	819.7	225	-60	Biquinho	78.2	82.4	4.2	9.44
						Biquinho	88.6	92.1	3.5	2.39
						Upper Pimentão	197.0	201.4	4.4	5.70
						Lower Pimentão	226.0	233.9	7.9	1.46
Including							231.7	233.2	1.5	3.38
FJG-082	534248	7817807	818.9	160	-55	Biquinho	65.5	71.5	6.0	6.62
•	Drillhole intercepts are calculated using a minimum downhole length of 2 meters, are uncapped and may include up to 4.0 metres of internal dilution.
•	The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

SOURCE IAMGOLD Corporation

PDF available at: http://stream1.newswire.ca/media/2014/06/23/20140623_C8217_DOC_EN_41645.pdf

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:00e 23-JUN-14